UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.
     Public Company with Authorized Capital
 Taxpayer Registry Number (CNPJ/MF) 90.400.888/0001-42
 Company Registry Number (NIRE) 35.300.332.067

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
 HELD ON DECEMBER 21th, 2016

DATE, TIME, AND PLACE: December 21th, 2016, at 4:00 p.m., at the Auditorium of the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) located at Avenida Presidente Juscelino Kubitschek, No. 2.041/2235 – 1st mezzanine, Vila Olímpia – São Paulo/SP.

ATTENDANCE: Shareholders representing more than 96% of the voting capital, as verified by the signatures apposed on the Shareholders’ Attendance Book. Also present Mr. Andres Eugenio Brusa, Superintendent of the Human Resources department of the Company.

BOARD: Chairman: Mr. Daniel Pareto; and Secretary: Mrs. Andressa Moreira Martins de Moura.

CALL AND LEGAL PUBLICATIONS: Call Notice published in the “Diário Oficial do Estado de São Paulo” (Brazilian State Gazette), of November 19th, 22th and 22th, 2016 and “Valor Econômico”, of November 21th, 22th and 23th, 2016.

AGENDA: (I) To ELECT two (2) members to compose the Company´s Board of Directors, for a complementary mandate, confirming the current composition of the Company’s Board of Directors; (II) To CONFIRM the annual global remuneration of the managers for fiscal year 2016; and (III) To APPROVE the regulation related to the Long Term Incentive General Plan, for certain employees (including of management level) and managers of the Company and/or companies under its control, according to the proposal approved by the Board of Directors at meeting held on October 25th, 2016.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1)

The reading of the documents related to the Agenda was dismissed, considering that are entirely knew by the shareholders and were disclosed on website of Brazilian Securities and Exchange Commission www.cvm.gov.br on November 18th, 2016, as per Instruction CVM No. 481/2009, as amended; (2) The declarations of votes, objections and dissidences eventually submitted shall be numbered, received and certified by the Board, and shall remain on file at the Company’s main place of business, pursuant to article 130, first paragraph, of Law 6,404/76 (“Law 6,404/76”); and (3) Authorized the drafting of these minutes in an abridged form, and its publishing without the signatures of the totality of the shareholders, pursuant to article 130, paragraphs 1st and 2nd, of Law 6,404/76.

RESOLUTIONS: Following the discussions related to the matters of the Agenda, the attending shareholders of the Company representing more than 98% of the voting capital, resolved to, with abstention of the legally prevented:

Pursuant to paragraph first, of article 14, of the Company’s Bylaws, to settle that the Board of Directors shall be composed of a total of twelve (12) members and as proposed by the Controlling Shareholder, known by the Board of Directors at a meeting held on 08.28.2016, and based on an opinion given by the Nominating, Governance and Compliance Committee at a meeting held on 08.29.2016, to APPROVE: (I) by a majority, ELECTION of two (2) members to compose the Company's Board of Directors, for a complementary term of office that shall endure up to the Ordinary Shareholders Meeting of the Company to be held on the fiscal year of 2017, as follows: Mrs. Deborah Patricia Wright (Id Card # 9.252.907-0 - SSP/SP - CPF/MF # 031.544.298-08), Anglo-Brazilian citizen, married, business administrator and Mr. José Luciano Duarte Penido (Id Card # M-3.764.122 – SSP/MG - CPF/MF # 091.760.806-25), Brazilian citizen, married, engineer, both with a business address at Avenida Presidente Juscelino Kubitschek, 2041 and 2235, Bloco A, Vila Olímpia, São Paulo (SP). It was consigned in this Minutes that, the members of the Board of Directors hereby elected (i) presented to the Company the Declarations provided for in paragraphs 1 and 2 of Article 147 of the Brazilian Corporation Law, (ii) meet the requirements established in Resolution CMN nº 4.122, of 2.08.2012; and (iii) shall only take office in the position for which they were elected after the approval of their elections by the Central Bank of Brazil and by means of the declaration provided for in Article 2 of Instruction # 367, of May 29, 2002, of the Brazilian Securities & Exchange Commission. Both members now elected meet the independence requirements established in paragraph 3 of Article 14 of the Company's Bylaws; and

It is CONFIRMED, the composition of the Board of Directors of Santander Brasil, term of office that shall endure up to the Ordinary Shareholders Meeting of the Company to be held on the fiscal year of 2017, as follows: Vice-Chairman of the Board of Directors in the exercise of the position of Chairman of the Board of Directors, as provided in paragraph 3 of Article 15 of the Company's Bylaws: Mr. Jesús Maria Zabalza Lotina, (RNE # V9223518 - CPF/MF # 236.328.588-37), Spanish citizen, married, engineer, resident and domiciled in São Paulo, capital of the State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 –Bloco A – Vila Olímpia – São Paulo/SP; Directors: Mr. Álvaro Antônio Cardoso de Souza (RNE # W401505-E - CPF/MF 249.630.118-91), Portuguese citizen, married, economist, resident and domiciled in São Paulo, capital of the State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 –Bloco A – Vila Olímpia – São Paulo/SP; Mr. Celso Clemente Giacometti (RG # 3.179.758-1 SSP/SP – CPF/MF # 029.303.408-78), a Brazilian citizen, married, business administrator, resident and domiciled in São Paulo, capital of the State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo/SP; Mr. Conrado Engel, (Id Card #12849016-7 SSP/SC, CPF/MF # 025.984.758-52), Brazilian citizen, married, engineer, resident and domiciled in São Paulo, capital of the State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 –Bloco A – Vila Olímpia – São Paulo/SP; Mrs. Deborah Patricia Wright (Id Card #

9.252.907-0 - SSP/SP - CPF/MF # 031.544.298-08), Anglo-Brazilian citizen, married, business administrator, resident and domiciled in São Paulo, capital of the State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo/SP; Mr. José Antonio Alvarez Alvarez (Passport # AA261236), a Spanish citizen, married, business administrator, resident and domiciled in Madrid, Spain, with business address at Edifício Pereda –planta 1ª, 28660, Boadilla del Monte, Madrid/Spain; Mr. José de Paiva Ferreira (RNE # W274948-B - CPF/MF # 007.805.468-06), a Portuguese citizen, married, administrator, resident and domiciled in São Paulo, capital of the State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo/SP; Mr. José Luciano Duarte Penido (Id Card # M-3.764.122 – SSP/MG - CPF/MF # 091.760.806-25), Brazilian citizen, married, engineer, resident and domiciled in São Paulo, capital of the State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 –Bloco A – Vila Olímpia – São Paulo/SP; Mr. José Maria Nus Badía (Passport # AAJ040239), a Spanish citizen, married, executive, resident and domiciled in Madrid, Spain, with business address at Edificio Amazonia – planta 2ª, 28660, Boadilla del Monte, Madrid/Spain; Mr. Sergio Agapito Lires Rial (Id Card # 04.621.473-0 IFP/RJ

- CPF/MF # 595.644.157-72), Brazilian citizen, single, economist, resident and domiciled in São Paulo, capital of the State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo/SP; and Mrs. Viviane Senna Lalli (Id Card # 7.538.713-X SSP/SP –CPF/MF # 077.538.178-09), a Brazilian citizen, widow, businesswoman, resident and domiciled in São Paulo, capital of the State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Bloco A – Vila Olímpia

– São Paulo/SP. Messrs. Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti, José Luciano Duarte Penido and Ms. Deborah Patricia Wright and Viviane Senna Lalli, meet the independence requirements established in paragraph 3 of Article 14 of the Company's Bylaws; and

(II) Unanimously and with the abstention of the interested parties, RATIFICATION of the annual global remuneration of the managers for the 2016 fiscal year, fixed by the Ordinary General Meeting of the Company, held on April 29th, 2016, for the period of twelve (12) months as of 1.1.2016, as proposed by the Board of Directors, at a meeting held on March 22th, 2016; and

(III) By majority vote, the regulation related to the Long Term Incentive General Plan, for certain employees (including of management level) and managers of the Company and/or companies under its control, according to the proposal approved by the Board of Directors at meeting held on October 25th, 2016.

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Chairman, the Secretary and the controlling shareholders. São Paulo, December 21th, 2016.

SIGNATURES: Daniel Pareto – Chairman; Andressa Moreira Martins de Moura –Secretary. Shareholders: BANCO SANTANDER, S.A. – Andressa Moreira Martins de Moura, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Andressa Moreira Martins de Moura, attorney-in-fact; and STERREBEECK, B.V. – Andressa

Moreira Martins de Moura, attorney-in-fact; CC&L Q EMERGING MARKETS EQUITY FUND e RCB QUANT EMERGING MARKETS DIVIDEND LEADERS (Banco BNP Paribas Brasil S.A.); BUREAU OF LABOR FUNDS-LABOR PENSION FUND; CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND; FIDELITY INVESTMENT FUNDS – FIDELITY INDEX EMERGING MARKETS FUND; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; NEW YORK LIFE INSURANCE COMPANY; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; STICHTING PENSIONENFONDS VOOR HUISARTSEN; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796 e VANGUARD EMERGING MARKETS STOCK INDEX FUND (J.P.Morgan S.A. –Distribuidora de Títulos e Valores Mobiliários); ALASKA COMMON TRUST FUND; ALASKA PERMANENT FUND;ARIZONA PSPRS TRUST; ARROWSTREET US GROUP TRUST; AT&T UNION WELFARE BENEFIT TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BLACK ROCKCDN MSCI EMERGING MARKETS INDEX FUND; BLACK ROCK INSTITUCIONAL TRUST COMPANY, N.A.; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA; CAISSE DE DEPOT RT PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CELANESE AMERICAS RETIREMENT PENSION PLAN; CENTURYLINK, INC.DEFINED BENEFIT MASTER TRUST; CENTURYLINK, INC. DEFINED CONTRIBUTION PLAN MASTER TRUST; CF DV EMERGING MARKETS STOCK INDEX FUND; CIBC EMERGING MARKETS INDEX FOUND; CITY OF EDMONTON EQUITY UNIT TRUST; CITY OF NEW YORK GROUP TRUST; COMMONWEALTH SUPERNNUATION CORPORATION; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DREYFUS OPPORTUNITY FUNDS – DREYFUS STRATEGIC BETA EMRGING MARKETS EQUITY FUND; DUNHAM INTERNATIONAL STOCK FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND;EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETSEX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND – B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EXPRESS SCRIPTS, INC. 401 (K) PLAN; FIAM GLOBAL EX U.S. INDEX FUND, LP; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST:SPARTAN GLOBAL EX U.S. INDEX FUND; FIDELITY SALEM STREET TRUST:SPARTANTOTAL INTERNATIONAL INDEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FSS EMERGING MARKET EQUITY TRUST; FUTURE FUND BOARD OF GUARDIANS; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; GMAM GROUP PENSION TRUST II; GMAM INVESTMENT FUNDS TRUST; GMI INVESTMENT TRUST;GMO ALPHA

ONLY FUND, A SERIES OF GMO TRUST; IBM DIVERSIFIED GLOBAL EQUITY FUND; ILLINOIS MUNICIPAL RETIREMENT FUND; INTECH EMERGING MARKETS MANAGEMENDVOLATILITY FUND; INTECH GLOBAL ALL CONTRY ENHANCED INDEX FUND LLC; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATION EQUITY INDEX TRUST B; KAISER FOUNDATION HOSPITALS; KAISER PERMANENTE GROUP TRUST; LACM EMERGING MARKETS FUND L.P.; LACM EMIL, L.P.; LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST; LEGAL & GENERAL GLOBAL EQUITY INDEZ FUND; LEGAL & GENERAL INTERNATION INDEX TRUSTLEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENTE) LTD.; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; LOS ANGELES CAPITAL GLOBAL FUNDS PLC; MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO; MANAGED PENSION FUNDS LIMITED; MERCER QIF FUND PLC; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; NEUBERGER BERMAN SYSTEMATIC GLOBAL EQUITY TRUST; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NEW ZELAND SUPERANNUATION FUND; NORGES BANK; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING; NORTHERN TRUST INVESTMENT FUNDS PLC; NORTHERN TRUST UCITS FGR FUND; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND –LENDING; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND – LENDING;NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND – LENDING; NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND-NON LENDING; NTGI -QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; OREGON PUBLIC EMPLOTEES RETIREMENT SYSTEM; PICTET - EMERGING MARKETS INDEX; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; POWERSHARES S&P EMERGING MARKETS MOMENTUM PORTFOLIO; PRUDENTIAL WORLD FUND, INC. - PRUDENTIAL QMA INTERNATIONAL EQUITY FUND;PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC SECTOR PENSION INVESTMENT BOARD; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; ROCHE U.S. RETIREMENT PLANS MASTER TRUST; SCHWAB EMERGING MARKETS EQUITY ETF;SPDR S&P EMERGING MARKETS ETF; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND;STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN;STATE OF NEW JERSEY COMMON PENSION FUND D; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV – SSGA EMERGING MARKETS SELECT EQUITY FUND; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV – SSGA ENHANCED

EMERGING MARKETS EQUITY FUND; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET GLOBAL EMERGING MARKETS INDEZ EQUITY; STICHTING PGGM DEPOSITARY; SUNSUPER SUPERANNUATION FUND; TCW AMERICAS DEVELOPMENT ASSOC;TCW EMERGING MARKETS EQUITY FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; THE BOARD OF ADMINISTRATION OF THE LOS ANGELES CITY EMPLOYEES RETIREMENT SYSTEM; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; HE NOMURA TRUST AND BANKING CO., LTD. RE; INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD;THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; THE SEVENTH SWEDSH NATIONAL PENSION FUND-AP 7 EQUITY FUND; TRUST & CUSTODY SERVICES BANK, LTD. AS TRUSTEE FOR EMERGING EQUITY DIVERSIFID INCOME PLUS FUND (PR;TRUST & CUSTODY SERVICES BANK, LTD. AS TRUSTEE FOR EMERGING MARKETS EQUITY INCOME PLUS MOTHER FUND; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND; UAW RETIREE MEDICAL BENEFITS TRUST; UNITED CHURCH FUNDS, INC.; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX FUND; VANGUARD INVESTMENT SERIES, PLC; VANGUARD INVESTMENTS FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX FUND;VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VICTORY TRIVALENT INTERNATIONAL FUND-CORE EQUITY; VOYA EMERGING MARKETS INDEX PORTFOLIO; WASHINGTON STATE INVESTMENT BOARD; WELLS FARGO BANK DECLARATION OF TRUST ESTABLISHING INVESTMENT FUNDS FOR EMPLOYEE BENEFIT TRUSTS; WELLS FARGO DIVERSIFIED STOCK PORTFOLIO; WILSHIRE MUTUAL FUNDS, INC.- WILSHIRE INTERNATION EQUITY FUND; WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND; WISDOMTREE GLOBAL HIGH DIVIDEND FUND e XEROX CORPORATION RETIREMENT & SAVINGS PLAN (Citibank N.A.) –Rodrigo de Mesquita Pereira, attorney-in-fact; e THE BANK OF NEW YORK MELLON – João Gonçalves Lopes Junior, attorney-in-fact.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 21, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer